UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)

                                Thermo Voltek Corp.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883602-10-4
                               ------------------
                                 (CUSIP Number)

        Seth H. Hoogasian, Esq.              Thermo Electron Corporation
           General Counsel                         81 Wyman Street
           (781) 622-1000                        Waltham, MA  02254-9046
        -----------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    March 30, 1998
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
        Schedule 13D, and is filing this schedule because of Rule
        13d-1(b)(3) or (4), check the following box [  ].

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     NAME OF REPORTING PERSON
              1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Thermo Electron Corporation
                     IRS No. 04-2209186


              2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]
                                                             (b) [ x ]

              3      SEC USE ONLY



              4      SOURCE OF FUNDS*

                     WC

              5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [    ]


              6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
                      7  SOLE VOTING POWER
         NUMBER OF
                         8,474,497
           SHARES
                      8  SHARED VOTING POWER
        BENEFICIALLY
                         0
          OWNED BY    9  SOLE DISPOSITIVE POWER

             EACH        8,474,497
                      10 SHARED DISPOSITIVE POWER
          REPORTING
                         0
         PERSON WITH

             11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

                     8,474,497

             12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                     EXCLUDES CERTAIN SHARES*                [   ]

             13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     76.0%
             14      TYPE OF REPORTING PERSON *

                     CO

             Thermo Electron Corporation hereby amends its statement on
         Schedule 13D relating to the shares of common stock, par value $.05 per share, of Thermo Voltek Corp., as set forth below.

        Item 1.  Security and Issuer.

             This Amendment relates to the shares (the "Shares") of common stock, par value $.05 per share, of Thermo Voltek Corp. (the "Issuer"). The Issuer's principal executive offices are located at 470 Wildwood Street, Woburn, Massachusetts 01888.

        Item 2.  Identity and Background.

             This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the purpose of its acquisition of the Shares, as described in Item 4 hereof. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 8,236,297 Shares were held by Thermedics Inc. ("Thermedics"), a majority-owned subsidiary of Thermo Electron.

             The Reporting Person develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

             The principal business address and principal office address of the Reporting Person, a Delaware corporation, is 81 Wyman Street, Waltham, Massachusetts 02254-9046.

             Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address;
        (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

             During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order
        (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

        Item 3.  Source and Amount of Funds or Other Consideration.

             The funds required to purchase Shares of the Issuer in connection with the proposed going private transaction described in Item 4 will be paid out of the Reporting Person's working capital. The total transaction cost is estimated to be approximately $27 million, which includes approximately $5.25 million for the redemption of the Issuer's outstanding 3-3/4% convertible subordinated debentures due 2000.

        Item 4.  Purpose of Transaction

             On March 30, 1998, the Board of Directors of Thermedics approved a proposal pursuant to which a newly-formed, wholly-owned subsidiary of Thermedics would enter into a merger agreement with the Issuer, resulting in the Issuer becoming a wholly-owned, privately held subsidiary of Thermedics. The proposal was presented to the Issuer on March 30, 1998.
        Thermedics has proposed to pay $7.00 in cash per share to the Issuer's shareholders other than Thermedics. The merger is contingent upon, among other things, the negotiation and execution of a definitive merger agreement; the receipt by the Issuer's Board of Directors of an opinion by an investment banking firm that the offer is fair to the Issuer's shareholders (other than Thermedics and Thermo Electron) from a financial point of view; the approval of the Issuer's Board of Directors upon recommendation of a special committee of its independent directors; and clearance by the Securities and Exchange Commission of the proxy materials regarding the proposed transaction.

             Except as set forth in this Item 4 and in Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

        Item 5.  Interest in Securities of the Issuer.

             (a) The Shares beneficially owned by the Reporting Person include 238,200 Shares, or approximately 2.7% of the outstanding Shares, owned directly by the Reporting Person, and 8,236,297 Shares, or approximately 73.9% of the outstanding Shares, held by Thermedics. Of the Shares beneficially owned by the Reporting Person, 2,465,089 Shares are issuable to the Reporting Person if it elects to convert in full its subordinated convertible debentures of the Issuer. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 140,639 Shares or approximately 1.5% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 98,050 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person who owns Shares is set forth below.

        Name                                 Number of
        ----                                 ---------
                                             Shares(1)
                                             ---------


        John M. Albertine                           1,500
        Peter O. Crisp                              2,250

        Elias P. Gyftopoulos                        5,750
        John N. Hatsopoulos                         7,668
        Frank Jungers                               9,000

        Paul F. Kelleher                           10,000
        Robert A. McCabe                            3,300
        Frank E. Morris                             1,500

        Donald E. Noble                             1,500
        Hutham S. Olayan                            1,500
        Roger D. Wellington                         1,500

        John W. Wood Jr.                           95,171
        All directors and current executive        140,639
        officers as a group (17 persons)


        ________

        (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Mr. Jungers, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,500, 2,250, 4,750, 1,500, 1,500, 1,500, 1,500, 1,500, 1,500, 80,550 and 98,050 Shares,
        respectively, that such person or members of the group have the right to acquire within 60 days.

        While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

             (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns. Shares beneficially owned by Ms. Hutham Olayan do not include 10,000 Shares owned by Crescent Growth Fund, Ltd., a member of the Olayan Group.

        Crescent Growth Fund, Ltd. is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent Growth Fund, Ltd.

             (c) During the past 60 days, the Reporting Person has effected no transactions with respect to the Shares. To the knowledge of the Reporting Person, no transactions have been effected by any executive officers or directors of the Reporting Person in Shares during the past 60 days.

        Item 6.   Contracts, Arrangements, Understandings or
        Relationships with respect to Securities of the Issuer.

             Of the 8,474,497 Shares beneficially owned by the Reporting Person, 2,465,089 Shares are issuable to the Reporting Person if it elects to convert in full its subordinated convertible debentures of the Issuer, and 54,646 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 12,750 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias P. Gyftopoulos has the right to acquire 4,750 Shares within 60 days; and Mr. John W. Wood Jr. has the right to acquire 80,550 Shares within 60 days.

             During 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary.

             In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee.


             The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

             During 1996, the Committee also established a stock holding policy for directors, including persons who are also directors or executive officers of the Reporting Persons (John W. Wood Jr., John N. Hatsopoulos, and Elias P. Gyftopoulos). The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.

             In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

        Item 7.   Material to Be Filed as Exhibits

             The following documents relating to the securities of the Issuer are incorporated herein by reference.

             (i) Agreement between the Issuer and Thermedics dated June 5, 1992 for Purchase of Note (filed as Exhibit 4 to the Issuer's Current Report on Form 8-K dated June 5, 1992 [File No. 1-10574] and incorporated herein by reference).

             (ii) Agreement between the Issuer and Thermedics dated August 2, 1993 for Purchase of Note (filed as Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 3, 1993 [File No. 1-10574] and incorporated herein by reference).

             (iii)     1985 Stock Option Plan of the Issuer (filed as
        Exhibit 10.14 to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1985 [File No. 0-8245] and incorporated herein by reference).

             (iv) 1990 Stock Option Plan, as amended, of the Issuer (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 2, 1994 [File No. 1-10574] and incorporated herein by reference).

             (v)       Equity Incentive Plan of the Issuer (filed as
        Exhibit 10.49 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1994 [File No. 1-11406] and incorporated herein by reference).

             (vi) Directors Stock Option Plan of the Issuer (filed as Exhibit 10.23 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1994 [File No. 1-11406] and incorporated herein by reference).

             (vii) Amended and Restated Directors Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

             (viii) Thermo Electron Corporation-Thermo Voltek Corp. Nonqualified Stock Option Plan (filed as Exhibit 10.17 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 [File No. 1-8002] and incorporated herein by reference).

             (ix) Directors Stock Option Plan of Thermedics (filed as Exhibit 10.20 to Thermedics' Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9567] and incorporated herein by reference).

             (x) Restated Stock Holding Assistance Plan and Form of Promissory Note (filed as Exhibit 10.24 to the Annual Report on Form 10-K of the Issuer for the fiscal year ended December 28, 1996 [File No. 1-10574] and incorporated herein by reference).

        Signature

             After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

        Date: March 31, 1998               THERMO ELECTRON CORPORATION


                                           By:  /s/Sandra L. Lambert
                                                Sandra L. Lambert
                                                Secretary





        AA980890002

                                   APPENDIX A
                                   ----------

             The following individuals are executive officers or directors of the Reporting Person. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of the Reporting Person is 81 Wyman Street, Waltham,
        Massachusetts 02254-9046.

        John M. Albertine:                      Director, Thermo Electron
        ------------------

             Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

        Peter O. Crisp:                         Director, Thermo Electron
        ---------------

             Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

        Elias P. Gyftopoulos:                   Director, Thermo Electron
        ---------------------

             Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

        Frank Jungers:                          Director, Thermo Electron
        -------------

             Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

        Robert A. McCabe:                       Director, Thermo Electron
        -----------------

             Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services.
        His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

        Frank E. Morris:                        Director, Thermo Electron
        ----------------

             Dr. Morris served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. Dr. Morris also served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

        Donald E. Noble:                        Director, Thermo Electron
        ----------------

             For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

        Hutham S. Olayan:                       Director, Thermo Electron
        -----------------

             Ms. Olayan is the President and a director of Olayan America Corporation, a member of the Olayan Group engaged in advisory services and private investments, including real estate. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

        Richard F. Syron:                       Director, Thermo Electron
        -----------------

             Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

        Roger D. Wellington:                    Director, Thermo Electron
        --------------------

             Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is 5555 Gulf of Mexico Drive, Longboat Key, Florida 34228.

        George N. Hatsopoulos:                  Director, Chairman of the
        ----------------------
                                                Board and Chief Executive
                                                Officer, Thermo Electron

        John N. Hatsopoulos:                    Director, President and
        --------------------
                                                Chief Financial Officer,
                                                Thermo Electron

        Peter G. Pantazelos:                    Executive Vice President,
        --------------------
                                                Corporate Development,
                                                Thermo Electron

        Arvin H. Smith:                         Executive Vice President,
        ---------------
                                                Thermo Electron

        William A. Rainville:                   Senior Vice President,
        ---------------------
                                                Thermo Electron

        John W. Wood Jr.:                       Senior Vice President,
        -----------------
                                                Thermo Electron

        Paul F. Kelleher:                       Senior Vice President,
        -----------------
                                                Finance & Administration
                                                and Chief Accounting
                                                Officer, Thermo Electron